December 19, 2024

Mallorie Burak
Chief Executive Officer
Energous Corp
3590 North First Street, Suite 210
San Jose, California 95134

        Re: Energous Corp
            Registration Statement on Form S-3
            Filed December 13, 2024
            File No. 333-283819
Dear Mallorie Burak:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing